02029319

MANUALLY SIGNED

SEC MAIL PROCESSING RECEIVED APR 0 1 2002 354 WASH. D.C. SECTION

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT
Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

For The Year Ended December 31, 2001

Commission file number: 1-10431

PROCESSED
APR 0 5 2002
THOMSON
FINANCIAL

AVX CORPORATION SERP

IRS Employer Identification Number: 33-0379007

AVX CORPORATION
P.O. Box 867
Myrtle Beach, SC 29578

AVX CORPORATION SERP
INDEX

PRICEWATERHOUSECOOPERS

PricewaterhouseCoopers LLP
1100 Campanile Building
1155 Peachtree Street
Atlanta GA 30309-3630
Telephone (678) 419 1000
Facsimile (678) 419 1239

Report of Independent Accountants

To the Participants and Administrator of the
AVX Corporation SERP Plan:

In our opinion, the accompanying statements of financial condition with fund information and the related statements of income and changes in plan equity with fund information present fairly, in all material respects, the net assets available for benefits of the AVX Corporation SERP Plan (the "Plan") at December 31, 2001 and 2000, and the changes in net assets available for benefits for the years ended December 31, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of investments is presented for the purpose of additional analysis and is not a required part of the basic financial statements. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
March 19, 2002

AVX CORPORATION SERP
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2001

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
ASSETS:											
Investments at fair value:											
Short-term temporary investments	$ 8,044	$ 4,193	$ 3,401	$ -	$ -	$ 450	$ -	$ -	$ -	$ -	$ -
Other investments (cost $2,701,314)	2,303,932	-	-	440,954	417,716	438,403	293,170	149,290	22,238	455,758	86,403
AVX Corporation Common Stock (cost $200,373)	284,755	284,755	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depository Shares (cost $250,368)	198,655	-	198,655	-	-	-	-	-	-	-	-
Total investments	2,795,386	288,948	202,056	440,954	417,716	438,853	293,170	149,290	22,238	455,758	86,403
Receivables:											
Employee contributions	-	-	-	-	-	-	-	-	-	-	-
Plan equity	$2,795,386	$ 288,948	$202,056	$ 440,954	$417,716	$438,853	$293,170	$ 149,290	$ 22,238	$ 455,758	$ 86,403

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION SERP
STATEMENT OF FINANCIAL CONDITION WITH FUND INFORMATION
As of December 31, 2000

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
ASSETS:											
Investments at fair value:											
Short-term temporary investments	$ 13,146	$ 5,100	$ 7,951	$ 95	$ -	$ -	$ -	$ -	$ -	$ -	$ -
Other investments (cost $2,062,717)	1,910,123	-	-	308,700	291,037	354,422	229,568	109,187	7,787	554,913	54,509
AVX Corporation Common Stock (cost $109,935)	123,975	123,975	-	-	-	-	-	-	-	-	-
Kyocera Corporation American Depository Shares (cost $165,876)	218,428	-	218,428	-	-	-	-	-	-	-	-
Total investments	2,265,672	129,075	226,379	308,795	291,037	354,422	229,568	109,187	7,787	554,913	54,509
Receivables:											
Employee contributions	-	-	-	-	-	-	-	-	-	-	-
Plan equity	$2,265,672	$ 129,075	$226,379	$ 308,795	$291,037	$354,422	$229,568	$ 109,187	$ 7,787	$ 554,913	$ 54,509

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION SERP
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 2001

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
Net investment income (loss):											
Dividends	$ 37,925	$ 1,449	$ 1,029	$ 3,765	$ 21,280	$ -	$ 8,204	$ 1,549	$ 397	$ -	$ 252
Interest	15,474	-	-	-	-	15,474	-	-	-	-	-
Net appreciation (depreciation) in fair value of investments	(308,603)	71,738	(104,275)	(45,639)	(5,319)	-	(29,580)	(16,496)	(877)	(159,957)	(18,198)
Total income (loss)	(255,204)	73,187	(103,246)	(41,874)	15,961	15,474	(21,376)	(14,947)	(480)	(159,957)	(17,946)
Employee Contributions	854,795	98,122	78,955	174,242	110,792	67,883	85,026	59,365	14,933	115,625	49,852
Deductions:											
Benefit Payments	(69,877)	(11,398)	-	(4)	-	(54,181)	-	(4,294)	-	-	-
Income (loss) and changes in plan equity	529,714	159,911	(24,291)	132,364	126,753	29,176	63,650	40,124	14,453	(44,332)	31,906
Transfer of funds from employee investment elections, net	-	(38)	(32)	(205)	(74)	55,255	(48)	(21)	(2)	(54,823)	(12)
Plan equity at beginning of year	2,265,672	129,075	226,379	308,795	291,037	354,422	229,568	109,187	7,787	554,913	54,509
Plan equity at end of year	$2,795,386	$ 288,948	$202,056	$440,954	$ 417,716	$438,853	$293,170	$149,290	$ 22,238	$ 455,758	$ 86,403

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION SERP

STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION

For the year ended December 31, 2000

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
Net investment income:											
Dividends	$ 51,599	$ 917	$ 823	$ 917	$ 17,430	$ 16,879	$ 5,152	$ 1,010	$ 279	$ 8,056	$ 136
Interest	5,504	-	-	-	-	-	-	-	-	5,504	-
Net appreciation (depreciation) in fair value of investments	(453,844)	(78,032)	(259,924)	61,602	2,368	-	(30,093)	(8,762)	(443)	(125,174)	(15,386)
Total income (loss)	(396,741)	(77,115)	(259,101)	62,519	19,798	16,879	(24,941)	(7,752)	(164)	(111,614)	(15,250)
Employee Contributions	902,779	54,203	83,536	89,452	115,481	153,060	94,022	52,789	5,123	220,322	34,791
Income (loss) and changes in plan equity	506,038	(22,912)	(175,565)	151,971	135,279	169,939	69,081	45,037	4,959	108,708	19,541
Transfer of funds from employee investment elections, net	-	950	-	(88,897)	(82,917)	(13,210)	(250,522)	38,630	-	366,401	29,565
Plan equity at beginning of year	1,759,634	151,037	401,944	245,721	238,675	197,693	411,009	25,520	2,828	79,804	5,403
Plan equity at end of year	$2,265,672	$ 129,075	$226,379	$308,795	$ 291,037	$354,422	$229,568	$109,187	$ 7,787	$ 554,913	$ 54,509

The accompanying notes are an integral part of the financial statements.

AVX CORPORATION SERP
STATEMENT OF INCOME AND CHANGES IN PLAN EQUITY WITH FUND INFORMATION
For the year ended December 31, 1999

	Total	AVX Stock Fund	Kyocera Stock Fund	Seligman Large Cap Value Fund	T Rowe Price Spectrum Fund	Vanguard Treasury Money Market Fund	Templeton Foreign Equity Fund	Vanguard 500 Index Fund	Janus Balanced Fund	Janus Fund	MFS Emerging Growth Fund
Net investment income:											
Dividends	$ 37,642	$ 673	$ 568	$ 905	$ 17,443	$ 6,510	$ 11,451	$ 74	$ 18	$ -	$ -
Interest	32	-	-	32	-	-	-	-	-	-	-
Net appreciation (depreciation) in fair value of investments	437,501	92,695	311,429	(9,464)	(16,508)	-	50,450	2,683	381	4,542	1,293
Total income (loss)	475,175	93,368	311,997	(8,527)	935	6,510	61,901	2,757	399	4,542	1,293
Employee Contributions	545,043	20,925	51,480	262,821	68,065	94,048	42,316	2,650	270	2,030	438
Income and changes in plan equity	1,020,218	114,293	363,477	254,294	69,000	100,558	104,217	5,407	669	6,572	1,731
Transfer of funds from employee investment elections, net	-	-	(14,977)	(179,002)	(146,642)	-	241,445	20,113	2,159	73,232	3,672
Plan equity at beginning of year	739,416	36,744	53,444	170,429	316,317	97,135	65,347	-	-	-	-
Plan equity at end of year	$1,759,634	$ 151,037	$401,944	$245,721	$ 238,675	$197,693	$411,009	$ 25,520	$ 2,828	$ 79,804	$ 5,403

The accompanying notes are an integral part of the financial statements.

1. Description of Plan:

The following brief description of the AVX Corporation SERP (the "Plan") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

The Plan was established January 1, 1998 to provide certain officers and highly compensated managers of AVX Corporation (the "Company") with supplemental retirement benefits.

The Plan's investments are held by a trust fund administered by HSBC Bank USA (the "Trustee").

Certain prior year amounts have been reclassified to conform to the 2001 presentation.

Eligibility
The Chief Executive Officer of the Company shall designate which, if any, management or highly compensated employees shall be eligible to participate in the Plan.

Benefits
Benefits under the Plan shall be payable to a participant or beneficiary upon the earlier of such participant's termination of employment or death in a lump-sum payment or in installments over a period not to exceed 10 years. Each participant shall be fully vested and have a nonforfeitable interest in his account.

Deferred Compensation Amounts
The Plan allows participants to defer receipt of all or a portion of compensation otherwise payable by the Company to such employee.

2. Significant Accounting Policies

Basis of Accounting
The financial statements of the Plan are presented on the accrual basis of accounting.

Investment Valuation and Income Recognition
Investments in securities traded on a national securities exchange are valued at the closing sales price on the last business day of the plan year. Temporary cash investments in money market funds are valued at par, which represents market value as determined by the Trustee. For purposes of determining realized gains and losses, the Plan uses the average cost method to determine the cost basis of disposed assets.

Administrative Expenses
Administrative expenses of the Plan are paid by the Company.

Investments
Effective October 1, 1999, the Plan was amended to include the Janus Balanced Fund, Vanguard 500 Index Fund, Janus Fund and MFS Emerging Growth Fund. As of December 31, 2001, the investment alternatives include the following:

Vanguard Treasury Money Market Fund: The Vanguard Treasury Money Market Fund seeks the maximum current income consistent with preservation of capital and liquidity by investing in U.S. Treasury obligations and repurchase agreements relating to U.S. Treasury obligations.

T.Rowe Price Spectrum Income Fund: The T.Rowe Price Spectrum Income Fund seeks a high level of current income consistent with moderate share price fluctuation by investing primarily in domestic bond funds and also in a foreign bond fund.

Seligman Equity Value Portfolio: The Seligman Equity Value Portfolio seeks capital appreciation through a value-oriented, diversified portfolio comprised of high-quality stocks.

Kyocera Stock Fund: This fund is invested exclusively in shares of the Kyocera Corporation. The objective is to give you the opportunity to share in the success and growth of Kyocera and AVX by allowing you to become a part owner. The fund's value will fluctuate, based on the success of Kyocera, AVX and the stock market in general.

Templeton Foreign Fund: The Templeton Foreign Fund seeks long-term capital growth by investing in stocks and debt obligations of companies and governments outside the United States.

AVX Stock Fund: This fund is invested exclusively in shares of AVX stock. This fund also gives you the opportunity to share in the success and growth of AVX. The fund's value will fluctuate, based on the success of AVX and the stock market in general.

Janus Balanced Fund: The Janus Balanced Fund seeks long-term growth of capital balanced by current income by normally investing 40% to 60% of assets in securities selected for their growth potential and 40% to 60% of assets in securities selected for their income potential.

Janus Fund: The Janus Fund seeks long-term growth of capital, consistent with preservation of capital, by investing primarily in common stock of companies of any size.

Vanguard 500 Index Fund: The Vanguard 500 Index Fund seeks to track, as close and possible, the investment performance of the S&P 500 index by investing in each of the Index's 500 stocks according to each stock's weighting in the index..

MFS Emerging Growth Fund: The MFS Emerging Growth Fund seeks above-average long-term capital growth by investing in common stocks of small to mid-size companies.

The Plan's realized gains (losses) for the years ended December 31 were as follows:

	1999	2000	2001
Proceeds	$680,958	$990,793	$272,225
Aggregate cost	664,349	927,742	302,117
Realized gains (losses)	$ 16,609	$ 63,051	$(29,892)

The Plan's unrealized appreciation (depreciation) of investments at December 31 were as follows:

	1999	2000	2001
AVX Corporation Common Stock	$ 92,094	$ 14,040	$ 84,382
Kyocera ADS	312,477	52,552	(51,713)
Other investments	26,322	(152,594)	(397,382)
Unrealized appreciation (depreciation)	$ 430,893	$ (86,002)	$(364,713)

Use of Estimates

The preparation of the Plan's financial statements in conformity with generally accepted accounting principles requires the plan administrator to make significant estimates and assumptions that affect the reported amounts of plan equity at the date of the financial statements and the changes of plan equity during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

Risks and Uncertainties

The Plan provides for various investment options in registered investment companies which invest in combinations of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that such changes could materially affect participants' account balances and the amounts reported in the statement of financial condition with fund information. The market value of the trust is included as an asset and a liability on the Company's balance sheet because the trust's assets are available to AVX's general creditors in the event of the Company's insolvency.

Stock Split
On April 20, 2000, the Board of Directors approved a 2-for-1 stock split of AVX's common stock. The additional common stock was distributed on June 1, 2000 to holders of record on May 15, 2000. All references in this report to the number of shares, per share amounts, and market prices of the Company's common stock have been restated to reflect the stock split and the resulting increased number of shares outstanding.

3. Plan Termination

Although the Company has not expressed any intent to do so, it has the right to terminate the Plan at any time. However, termination of the Plan shall not, without the consent of a Participant, adversely affect such Participant's rights with respect to amounts then accrued in his/her account.

4. Federal Income Taxes

The Plan is a grantor type trust and is not qualified under Section 401 of the Internal Revenue code. Under Section 671 of the Internal Revenue Code, items of income, deduction or credit in a grantor trust are treated as belonging to the grantor. These items are reported on the income tax return of the grantor, AVX Corporation. Participants must include distributions in taxable income at the time of withdrawal.

5. Transactions with Parties-In-Interest

Amounts of Kyocera ADS, the company's majority stockholder, held by the Plan at December 31, 2000 and 2001 were as follows:

	December 31, 2000	December 31, 2001
Shares	2,057	2,977
Market value per share	$106.188	$66.730
Market value	$218,428	$198,655

Amounts of AVX Corporation stock held by the Plan at December 31, 2000 and 2001 were as follows:

	December 31, 2000	December 31, 2001
Shares	7,571	12,071
Market value per share	$16.375	$23.590
Market value	$123,975	$284,755

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX CORPORATION SERP
(Name of Plan)

BY: ______________________
Kurt P. Cummings
Member of Administrative Committee

Date: March 28, 2002

AVX CORPORATION SERP
SCHEDULE I - INVESTMENTS
As of December 31, 2001

Description	Number of shares/units	Market value	Percentage of Net Assets
Cash and Cash Equivalents	8,044	$ 8,044	0.3%
T Rowe Price Spectrum Income Fund	39,407	417,716	14.9%
Vanguard Treasury Money Market Fund Port.	438,403	438,403	15.7%
Janus Balanced Fund	1,133	22,238	0.8%
Janus Fund	18,546	455,758	16.3%
MFS Emerging Growth Fund	2,620	86,403	3.1%
Seligman Value FD Ser Inc. Large-Cap Value FD CL A	40,604	440,954	15.8%
Templeton Foreign Equity Fund	31,715	293,170	10.5%
Vanguard 500 Index Fund	1,413	149,290	5.3%
AVX Corporation Common Stock	12,071	284,755	10.2%
Kyocera ADS	2,977	198,655	7.1%
Total Investments		$ 2,795,386	

CONSENT OF INDEPENDENT ACCOUNTANTS

We consent to the incorporation by reference in the registration statement of Kyocera Corporation on Form S-8 (File No. 33-84904), and the registration statement of AVX Corporation on Form S-8 (File No. 333-00890) of our report, dated March 19, 2002, on our audits of the financial statements of the AVX Corporation SERP Plan as of December 31, 2001 and 2000, and for the years ended December 31, 2001, 2000 and 1999, which report is included in this Form 11-K.

PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Atlanta, Georgia
March 28, 2002